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                LETTERHEAD OF BALLARD SPAHR ANDREWS & INGERSOLL





                                                           December 29, 1995



AIM Funds Group
11 Greenway Plaza
Suite 1919
Houston, TX   77046

                 Re:  Shares of Beneficial Interest
                      AIM Funds Group

Gentlemen:

                 We have acted as counsel to AIM Funds Group, a Delaware business trust (the "Trust"), in connection with the proposed Agreement and Plan of Reorganization (the "Agreement") between the Trust and The Baird Funds, Inc., a Wisconsin corporation ("BFI"), and the consummation of the transactions contemplated therein. The Agreement contemplates the acquisition of substantially all of the assets of Baird Quality Bond Fund, a portfolio of BFI ("Baird Bond"), by the Trust in exchange for Class A shares of beneficial interest of AIM Income Fund, a portfolio of the Trust, which shares will be issued directly by the Trust to the shareholders of Baird Bond (the "Transaction"). Each shareholder of Baird Bond will receive that number of shares of beneficial interest of AIM Income Fund (the "Shares") representing interests with an aggregate net asset value equal to the aggregate net asset value of his or her shares of Baird Bond.

                 The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the Shares will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Transaction occurs.

                 Based on the foregoing, we are of the opinion that the Shares, when issued by the Trust directly to the shareholders of Baird Bond in accordance with the terms and conditions of the Agreement, will be legally issued, fully paid and nonassessable.
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AIM Funds Group
December 29, 1995
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                 Both the Delaware Business Trust Act and the Trust's Agreement
and Declaration of Trust, as amended (the "Trust Agreement"), provide that shareholders of the Trust shall be entitled to the same limitation on personal liability as is extended under the Delaware General Corporation Law to stockholders of private corporations for profit. There is a remote possibility, however, that, under certain circumstances, shareholders of a Delaware business trust may be held personally liable for that trust's obligations to the extent that the courts of another state which does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. The Trust Agreement also requires that notice of such disclaimer of shareholder liability be given in each note, bond, contract or other undertaking made or issued by the Trustees or Officers of the Trust. Such disclaimer is contained in the Agreement. The Trust Agreement also provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Therefore, the risk of any shareholder incurring financial loss beyond his investment due to shareholder liability is limited to circumstances in which the Trust is unable to meet its obligations and the express disclaimer of shareholder liabilities is determined not to be effective.

                 We consent to the filing of this opinion as Exhibit 11 to the Trusts Registration Statement on Form N-14 and to the references to this firm in such Registration Statement.

                                        Very truly yours,

                                        BALLARD SPAHR ANDREWS & INGERSOLL